July 20, 2021

VIA EDGAR TRANSMISSION

John Ganley, Esq.

Mr. Joseph Shields

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066 (“Registrant”)

Dear Messrs. Ganley and Shields:

On May 13, 2021, the Registrant, on behalf of its proposed series, Main International ETF (the “Fund”), filed a post-effective amendment to the registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on June 28, 2021, you provided me with comments to the Amendment. Below, please find your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Prospectus

Fee Table

Comment 1: Please provide a completed Fee Table and Expense Example.

Response: The Registrant has updated its disclosures to include the following tables:

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.42%
Acquired Fund Fees and Expenses(2)	0.35%
Total Annual Fund Operating Expenses	1.32%
Fee Waiver and Reimbursement(2)(3)	(0.33)%

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

John Ganley, Esq.

Mr. Joseph Shields

July 20, 2021

Total Annual Fund Operating Expenses After Fee Waiver	0.99%

1)       Estimated for the current fiscal year.

(2)       Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

(3)       The Fund’s adviser, Main Management ETF Advisors, LLC (the “Adviser”), has contractually agreed to reduce its fees and/or absorb expenses of the Fund, until at least [DATE], to insure that total annual fund operating expenses after fee waiver and/or reimbursement (exclusive of any front-end or contingent deferred loads, taxes, brokerage fees and commissions, borrowing costs (such as interest and dividend expense on securities sold short), acquired fund fees and expenses, fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses), or extraordinary expenses such as litigation (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser))) will not exceed 0.64% of the Fund’s average daily net assets. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years from the time the fees were waived or reimbursed), if, after such recoupment is taken into account, the expense ratio does not exceed the lesser of the ~~foregoing~~ expense limits in place at the time of the waiver or those in place at the time of recapture. This agreement may be terminated only by the Board of Trustees on 60 days’ written notice to the Adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example reflects the fee waiver and expense reimbursements for the duration of the waiver/reimbursement period only.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$101	$315

Comment 2: In footnote 3 to the Fee Table, please clarify that the “foregoing limits” referenced therein refers to the expense limits in place at the time of the waiver and those in place at the time of recapture.

Response: The Registrant has made the requested clarifications as set forth in its response to Comment 1.

Principal Investment Strategies

John Ganley, Esq.

Mr. Joseph Shields

July 20, 2021

Comment 3: Although the term “international” is not covered under Rule 35d-1 (the “Names Rule”) of the Investment Company Act of 1940, as amended, the release adopting that rule made clear that funds denominated “international” should be invested in companies in different countries throughout the world. Please disclose the Fund’s policy for ensuring that its assets will represent different countries throughout the world. Please clarify what is meant by “exposure to non-U.S. equity securities.” Will the Fund be fully-invested or primarily-invested in non-U.S. equity securities?

Response: The Registrant has amended its disclosures to state the following:

The Fund utilizes a “fund of funds” structure to invest in exchange traded funds (“ETFs”) that primarily provide exposure to non-U.S. equity securities of companies of any capitalization representing ~~market~~ sectors and geographic regions that appear undervalued in comparison to their historical average price. The Adviser focuses its research on global macro-economic factors (relevant to the economy in general), micro-economic factors (relevant to individual companies) and fundamental factors (financial information that impacts the price or perceived value of a stock) to assess whether a ~~market~~ sector or geographic region is expected to undergo a transformative change that could lead to near-term price appreciation of companies within that sector or region. Under normal circumstances, the Fund invests at least 50% of its total assets in securities of non-U.S. issuers organized or having their principal place of business outside the U.S. and funds that invest at least 50% of their respective total assets in securities of non-U.S. issuers organized or having their principal place of business outside the U.S.

Comment 4: Please clarify what is meant by “market sector” as used in the first paragraph under the heading “Principal Investment Strategies.” Does the term refer to an industry sector or to companies of a certain market capitalization?

Response: The Registrant notes that its disclosures refer to “sectors (and their underlying industries and sub-industries) and regions [the Adviser] believes are poised for significant economic growth.” The Registrant has therefore removed “market” from the phrase “market sector” in the first paragraph as indicated in response to Comment 3 to address your comment and to avoid any investor confusion.

Comment 5: In the paragraph labeled “Assessing Market Conditions,” please confirm that the Fund will invest in international sector funds and country funds, and not country-specific sector funds (i.e., German consumer discretionary ETFs).

John Ganley, Esq.

Mr. Joseph Shields

July 20, 2021

Response: The Registrant is informed that the adviser may invest in country-specific sector funds. The Registrant has amended its disclosures to state the following:

Assessing Market Conditions: The Adviser determines the Fund’s target allocations by identifying sectors (and their underlying industries and sub-industries) and regions it believes are poised for significant economic growth. To identify such sectors and regions, the Adviser analyzes economic growth forecasts, changes in the factors driving growth, behavioral patterns among consumers, as well as other macroeconomic fundamentals over a 6- to 18-month horizon. The Adviser uses the Global Industry Classification Standard (“GICS”) in its sector analysis and may invest in country-specific sector funds. GICS sectors include: energy, materials, industrials, consumer discretionary, consumer staples, healthcare, financials, information technology, communication services, utilities and real estate.

Comment 6: In the paragraph labeled “Identifying the Appropriate ETFs”, if true, please clarify that the Fund will invest only in index ETFs.

Response: The Registrant is informed that the adviser may invest in actively managed ETFs in addition to index ETFs. The Registrant has amended its disclosures to state the following:

Identifying the Appropriate ETFs: The Adviser then seeks to identify 5-20 index or actively managed ETFs to implement its strategic asset allocation by evaluating various factors in the respective ETFs including the respective underlying indexes they seek to track and portfolio holdings, sector exposure and weightings, liquidity profiles, and tracking error. At any given time, the Fund may have a significant percentage of its assets invested in one or more sectors or in one or more countries or geographic regions.

Comment 7: In the paragraph labeled “Option Strategy,” please be more specific as to how much of the Fund will use options and/or whether there are any limits to the amount of options the Fund will use.

Response: The Registrant has amended its disclosures to state the following:

Option Strategy: The Fund may from time to time incorporate a covered call option writing strategy. Covered call option writing is an investment strategy of writing (selling) call options against securities owned by the Fund to generate additional returns from the option premium. The Fund may also seek returns by writing (selling) secured put options. The Fund may seek to hedge downsized risk by purchasing protective puts. A “put option” is an option contract that gives the owner

John Ganley, Esq.

Mr. Joseph Shields

July 20, 2021

the right to sell the underlying security at a specified price (the strike price) until its expiration at a fixed date in the future. The Fund seeks to achieve risk-adjusted returns through targeted allocations by analyzing interest and currency rates, inflation trends, economic growth forecasts, and other global and capital market fundamentals. The Fund’s option strategy may also have the benefit of reducing the volatility of the Fund’s portfolio in comparison to that of broad equity market indexes. The Fund may write options on up to 100% of a single position and on up to 100% of the Fund’s portfolio.

Principal Investment Risks

Comment 8: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, the former Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that the greatest risks are listed first. The remaining risks can be listed alphabetically. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 9: Please recast the Fund’s disclosure of “Option Risk” in plain-English. For example, what is the “strike price”?

Response: The Registrant has amended it disclosures in plain-English to state the following:

Options Risk: There are risks associated with the sale and purchase of call and put options. As a seller (writer) of a put option, the Fund will tend to lose money if the value of the ~~reference index or~~  underlying security falls below ~~the strike~~ a specified price. As the seller (writer) of a call option, the Fund may experience lower returns if the value of the ~~reference index or~~ underlying security rises above ~~the strike~~ a specified price.

John Ganley, Esq.

Mr. Joseph Shields

July 20, 2021

Comment 10: Please consider whether “Leverage Risk” is a principal investment risk of the Fund and include appropriate disclosure. If it is not, please explain why.

Response: The Registrant notes that “Leverage and Volatility Risk” is included as a sub-risk of “Derivatives Risk” in the Fund’s Item 9 disclosures. The Registrant has added the following to its Item 4 disclosure of “Derivatives Risk”:

Leverage and Volatility Risk: Derivative contracts ordinarily have leverage inherent in their terms. The low margin deposits normally required in trading derivatives, including futures contracts, permit a high degree of leverage. Accordingly, a relatively small price movement may result in an immediate and substantial loss to the Fund. The use of leveraged derivatives can amplify the effects of market volatility on the Fund’s share price.

Additional Information about Principal Investment Strategies and Related Risks

Comment 11: In the Fund’s Item 4 disclosures, please provide examples of “macro-economic, micro-economic and fundamental factors.” In the Fund’s Item 9 disclosure, please provide more fulsome disclosure of these factors.

Response: The Registrant refers to its response to Comment 3. Additionally, the Registrant has amended its disclosures to include the requested examples as shown below:

The Fund utilizes a “fund of funds” structure to invest in exchange traded funds (“ETFs”) that primarily provide exposure to non-U.S. equity securities of companies of any capitalization representing ~~market~~ sectors and geographic regions that appear undervalued in comparison to their historical average price. The Adviser focuses its research on global macro-economic factors relevant to the economy in general such as economic outputs, unemployment and inflation; micro-economic factors relevant to individual companies such as the availability of employees, distribution channels and consumer base; and fundamental factors such as average price to growth ratio, price to earnings ratio, price to book ratio (i.e., the ratio of current market value compared to balance sheet value), price to sales ratio, supply and demand dynamics, cash flows and debt ratios of companies within a particular sector or geographic region. The Adviser analyzes such data to assess whether a sector or geographic region is expected to undergo a transformative change that could lead to near-term price appreciation of companies within that sector or region.

John Ganley, Esq.

Mr. Joseph Shields

July 20, 2021

Comment 12: Please note that the discussion under the heading “How Share are Priced” is not required under Item 11(g) of Form N-1A. To the extent that this disclosure remains, please make clear that share are priced at net asset value for authorized participants.

Response: The Registrant has amended its disclosures to state the following:

~~Shares of the Fund are sold at NAV.~~  Shares of the Fund are bought and sold at a price in two different ways depending upon the type of investor.

All investors including retail investors and Authorized Participants may buy and sell Shares in secondary market transactions through brokers at market prices and the Shares will trade at market prices.

Only Authorized Participants may buy and redeem Shares from the Fund directly and those transactions are effected at the Fund’s NAV. The NAV of the Fund is determined at the close of regular trading (normally 4:00 p.m. Eastern Time) on each day the Exchange is open for business. NAV is computed by determining, the aggregate market value of all assets of the Fund, less its liabilities, divided by the total number of shares outstanding ((assets-liabilities)/number of shares = NAV).

Comment 13: Please consider whether the Fund will use securities lending to the same extent as other ETFs in the Fund Family. If so, please consider whether securities lending is a principal investment startegy requiring disclosure. If not, please explain why supplementally.

Response: The Fund will use securities lending to the same extent as Main Sector ETF and Main Thematic Innovation ETF. Securities lending will not be a principal investment startegy of the Fund. All investment decisions will be made based on fundamental economic interests without taking into consideration the potential revenue from securities lending. That being the case, the Registrant believes its disclsosures on page 10-11 of the Prospectus are sufficient without further elaboration.

Statement of Additional Information

Comment 14: Please consider whether Investment Restriction # 6 on page 17 should state that the Fund will only make loans in accordance with its investment objective and policies as well as the 1940 Act and rules thereunder.

Response: The Registrant has amended its disclosures to state the following:

John Ganley, Esq.

Mr. Joseph Shields

July 20, 2021

6.	Make loans to others, except that the Fund may, in accordance with its investment objective and policies or as otherwise permitted under the 1940 Act, (i) lend portfolio securities, (ii) purchase and hold debt securities or other debt instruments, including but not limited to loan participations and sub-participations, assignments, and structured securities, (iii) make loans secured by mortgages on real property, (iv) enter into repurchase agreements, (v) enter into transactions where each loan is represented by a note executed by the borrower, and (vi) make time deposits with financial institutions and invest in instruments issued by financial institutions. For purposes of this limitation, the term “loans” shall not include the purchase of a portion of an issue of publicly distributed bonds, debentures or other securities;

If you have any questions, please call Bibb L. Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser

Bibb L. Strench